June 2, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Tim Buchmiller and Suzanne Hayes

Re:	Calliditas Therapeutics AB Registration Statement on Form F-1 (File No. 333-238244) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 1,915 copies of the Preliminary Prospectus dated June 1, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 4, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheng
	Name:	Jennifer Sheng
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim
	Name:	Matthew Kim
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Suneel Hargunani
	Name:	Suneel Hargunani
	Title:	Managing Director

JEFFERIES INTERNATIONAL LIMITED

By:	/s/ Dr. Gil Bar-Nahum
	Name:	Dr. Gil Bar-Nahum
	Title:	Managing Director